Exhibit 99.1

Nomad Foods Completes Acquisition of Fortenova Group’s Frozen Food Business and Updates Guidance

Acquired business is on pace to achieve MSD% revenue growth in 2021

Reiterates 2021 Adjusted EPS guidance, which now assumes base business profitability at the high end

FELTHAM, England, September 30, 2021 -- Nomad Foods Limited (NYSE: NOMD) announced today that it has completed its previously announced acquisition of Fortenova Group’s frozen food business (“Fortenova Frozen”) for a purchase price of approximately €615 million.

Fortenova Frozen is a leading European frozen food portfolio operating in attractive markets new to Nomad Foods, including Croatia, Serbia, Bosnia & Herzegovina, Hungary, Slovenia, Kosovo, North Macedonia and Montenegro. Its two anchor brands, Ledo and Frikom, have strong consumer awareness and #1 market share in many of these markets and offer a broad range of frozen food products including fish, fruits, vegetables, ready meals, pastry and ice cream.

Commenting on the transaction, Stefan Descheemaeker, Nomad Foods’ Chief Executive Officer, said, “We are delighted to complete this acquisition and are eager to welcome the team to Nomad Foods. Fortenova Frozen has performed well in 2021 and we expect the strength of our combined organizations to create value for years to come, building on a solid foundation underpinned by market leading brands, operational excellence and a strategic focus in frozen food.”

“We are adapting to the post-pandemic environment while navigating macro challenges facing the broader packaged food sector. With nine months of the year now complete, the profitability of our base business is tracking at the high end of our guidance range despite the anniversary of elevated demand resulting from COVID-19, the re-opening of Europe, a dynamic inflationary backdrop and supply & logistics constraints. While we now expect a modest organic revenue decline versus the prior year, due in large part to normalizing category trends, growth is still expected to be in the mid-single digit range on a two-year compounded basis. Our brands are in strong health, our market share is expanding, and we are well positioned to sustain long-term growth.”

The acquisition of Fortenova Frozen is expected to be high-single digit % accretive to Adjusted EPS in year 1, before synergies, and result in 2021 Adjusted EPS above $2.00 per share on a combined and annualized basis. Based on strong performance year-to-date, Fortenova Frozen is expected to achieve mid-single digit revenue growth and Adjusted EBITDA slightly ahead of the prior expectation of €53 million in 2021 on a full year basis. Management continues to see an opportunity for Adjusted EBITDA to grow by approximately 50%, driven in part by an estimated €15 million of annual run-rate synergies by 2024 through a combination of scale, operational excellence, commercial optimization, and expense management.

2021 Guidance
The Company is updating guidance to reflect the inclusion of Fortenova Frozen for the remaining three months of 2021 and updated profitability in the base business, which is now tracking at the high-end of the prior guidance range. Management is reiterating Adjusted EPS guidance of €1.50 to €1.55, representing 11-15% growth, despite the incremental inclusion of a seasonal operating loss from Fortenova Frozen during the remaining three months of 2021.

Morgan Stanley acted as financial advisor and Norton Rose Fulbright, Divjak Topic Bahtijarevic & Krka Law Firm and BDK Advokati are acting as legal advisors to Nomad Foods on the transaction.

About Nomad Foods Limited
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Aunt Bessie’s and Goodfella’s, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Exhibit 99.1
Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s ability to create value and grow in the years to come; (ii) the Company’s organic growth and market share; (iii) the Company’s guidance, including Adjusted EPS, for the remainder of 2021; and (iv) the future operating and financial performance of the Company including the expected financial benefits of the Fortenova Frozen acquisition. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic initiatives; (iv) the successful completion of strategic acquisitions; (v) changes in applicable laws or regulations; and (vi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Details

Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

Exhibit 99.1

Forward Looking Statements

This announcement contains ''forward-looking statements'' that are based on estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements are all statements other than statements of historical fact or statements in the present tense, and can be identified by words such as “targets”, “aims”, “aspires”, “assumes” ''believes'', ''estimates'', ''anticipates'', ''expects'', ''intends'', “hopes”, ''may'', ''would'', ''should'', “could”, ''will'', ''plans'', ''predicts'' and ''potential'', as well as the negatives of these terms and other words of similar meaning. The forward-looking statements in this announcement, including expectations regarding the Company’s (i) ability to consummate the refinancing of its existing senior secured term loan facility and the expected terms thereof, (ii) ability to consummate the contemplated additional senior secured financing and the expected terms thereof and (iii) pro forma leverage ratio, are made based upon the Company's estimates, expectations and beliefs concerning future events affecting the Company and are subject to a number of known and unknown risks and uncertainties. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which it will operate, which may prove not to be accurate. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results. The Company will update this announcement as required by applicable law, including the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, and any other applicable law or regulations, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This press release constitutes a public disclosure of inside information by Nomad Foods Limited under Regulation (EU) 596/2014 (16 April 2014) and Implementing Regulation (EU) No 2016/1055 (10 June 2016). The person responsible for making this release on behalf of Nomad Foods Limited is Samy Zekhout, Chief Financial Officer.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.